EXHIBIT 99.8

Dow Jones Interview

Interviewee: Suresh Senapaty-CFO

SCS: If you were asking the question in terms of the people add in the IT services, we had net add of 1,904 people. Also if you look at the growth which has been a 13% sequential growth last quarter which is in the back of 13% sequential growth in the previous quarter and for one to two and for quarter two to three, sequential growth of top 50 customers are 17% higher than the average. Then new customer prices continue to be better than an average. Large number of projects starts which in the telecom, OEM vertical. So net-net I think across the customer base, across verticals, across practices, we are seeing significant sequential growth.

Dow Jones: Any take on the pricing?

SCS: Pricing as we said that all we are seeing is there is fair amount of stability being seen, we have seen that last quarter, we had little bit decline in the onsite prices, but in the offshore prices there was an increase. Now that decrease is not from the point of view that there has been re-negotiations but because of the mix of the customer, there will be some customers with higher rates, some customers with lower rates, so we have a change in the mix; it tends to be in a narrow band. So that is where we think that there is stability on the pricing, so it will keep changing in the narrow band because of the mix other than any kind of process where we think there would be re-negotiation on the pricing.

Dow Jones: The new client are pricing better than the existing ones?

SCS: Yeah. Generally they are better.

Dow Jones: Coming to the pressure on margins, I mean how have they been and what is your outlook on the margins?

SCS: See, last quarter if look at we had cost pressure on the salary increases we had talked about, 1.5% increase in the cost, it had increased about 1.3%, we had a little fall in the utilization, and it impacted two basis points. We had onsite increase by about one percentage point that has had an adverse impact. We had some IT sales, and therefore that has become positive impact where some savings and also because of the cost structure where we got some savings. So net-net we have been able to put 1% improvement in the operating margin. Going forward, we think there is scope for us to improve on the offshore that means we can make more business, deliver more business from offshore. Utilization had dropped by one percentage point last quarter, so it is possible for us to recover back. Similarly there will be cost pressures on the compensation. There would be pressures on the foreign exchange like we had the last quarter. So net-net our objective would be, but for the exchange difference, should be able to retain or improve the operating margins.

Dow Jones: Okay, how much cash reserves do you all have?

SCS: Oh cash, cash will be about $350 million.

Dow Jones: And any plans there, I mean any acquisition plans.

SCS: Well, we are always you know as we have already stated that acquisition is part of a strategy of ours to achieve growth, to achieve our mission, and we have already demonstrated having acquired before in the past, we have fairly good experience in terms of having got the synergy value of it, and we look forward to similar such opportunities going forward based on the requirement of various verticals in which we operate.

Dow Jones: How has the NerveWire’s performance this quarter?

SCS: See NerveWire, as you know this time we have not giving any numbers separately. It has been integrated as a result of which the consultant that is part of NerveWire which were more aligned to certain verticals has got pulled into various verticals. So they have been included as part of those various vertical revenues. So there are consultants we got into retail, who went into utility, who went into embedded, and who went into financial services, security practices, and so on. So now it is completely integrated with the Wipro Technologies overall as a standalone and therefore we have not up to two quarters of separate results having been given, we have no more separate results being given forward for NerveWire. But there the losses were lower and it had a positive impact vis-à-vis the overall operating margin improvement that we saw.

Dow Jones: Okay and that contributed to the improvement in the margins. Just one more thing on, yeah any plans on equity dilution?

SCS: No specific plans on equity dilution at this point in time.

Dow Jones: Okay, but I mean do you see that happening sometimes.

SCS: Well one of the options is to, I mean like we said the last we went for listing overseas, it was not for mobilizing money but to be able to create the brand equity, and I think opportunities continues to exist for us to even strengthen that. At this point in time, we are concentrating on our results, and I think there is still time to take a decision on that and we will let you know as soon as we take that decision.

Dow Jones: Just a bit of understanding, I mean, you have so much of cash and you have also declined to equity dilution, I mean, would the purpose was that to be raise some money as well, I mean, in addition to the brand equity?

SCS: See that is one option, like I said that we will keep needing cash, we have today, but if you want to do larger acquisitions we would need it. So therefore a decision has to be taken keeping that in mind. If the decision is only primarily to increase the float in the US markets then we can get into a secondary sponsored program rather than getting money into the company, which means interesting shareholders sell the stock rather than the company selling its equity and therefore split into dilution. So those options are there but no specific decision in this matter has been taken.

Dow Jones: What is the mix of your revenue offshore and onsite?

SCS: 59% is the onsite.

Dow Jones: And how does it compare ...?

SCS: One percentage point, 58 has gone up to 59.

Dow Jones: And you see this going up?

SCS: Our objective is to bring it down and that means we will increase the offshore rather than onsite; that was our endeavor last quarter but it finally went up primarily because if you see the growth rates that we achieved in the IT infrastructure services as well as package implementation services has gone up, and that has lead to the onsite increase, including some new project start ups that we had in the telecom OEM space. So some of that, but we think that some of that will lead to offshore revenue and some of the onsite revenue can be pushed into the offshore line and as a result of this to create that upside We Will be able to mitigate some of the cost pressures that we will have going forward.

Dow Jones: One last questions, the 24 new clients that you have acquired, is there a change in your, I mean, geographically how does it?

SCS: I think geographically also they have been fairly, what you tell, almost similar, which means North America is about 19, Europe is about 3.

Dow Jones: Okay, that is it.